SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                     Sociedad Quimica y Minera de Chile S.A.
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                                (Name of Issuer)

             Series A Common Stock, no par value ("Series A Shares")
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                         (Title of Class of Securities)

                                    833636103
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                                 (CUSIP Number)

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 7G3
                                 (306) 933-8500

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
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            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                December 4, 2001
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 833636103
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         This Amendment No. 1 (this "Amendment") amends the Schedule 13D, dated
November 2, 2001 (the "Schedule 13D"), of Potash Corporation of Saskatchewan Inc. and Inversiones El Boldo Limitada, with respect to shares of Series A Common Stock, no par value, of Sociedad Quimica y Minera de Chile S.A.. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.
------            ----------------------

On December 4, 2001, three persons designated by PCS, Wayne R. Brownlee, Senior Vice President and Chief Financial Officer of PCS, Jose Maria Eyzaguirre Baeza, a partner in the law firm Claro y Cia and Julio Cardenal, an executive of IB Partners, were appointed as directors of the Issuer by an action of the Issuer's Board of Directors.

                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: December 13, 2001                POTASH CORPORATION OF
                                         SASKATCHEWAN INC.



                                         By:     /s/John L.M. Hampton
                                                 --------------------
                                         Title:  John L.M. Hampton
                                                 Senior Vice President,
                                                 General Counsel and
                                                 Secretary


  Date: December 13, 2001                INVERSIONES EL BOLDO LIMITADA



                                         By:     /s/Mark G. Boulanger
                                                 --------------------
                                         Title:  Mark G. Boulanger
                                                 Executive Officer